UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2024.	Commission File Number: 001-14446

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office

P.O. Box 1, Toronto Dominion Centre,

Toronto, Ontario, M5K 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description

99.1	Consent Order, dated October 10, 2024, issued by the Office of the Comptroller of the Currency

99.2	Consent Order, dated October 10, 2024, issued by the Office of the Comptroller of the Currency

99.3	Order to Cease and Desist and Order of Assessment of a Civil Money Penalty Issued Upon Consent, dated October 10, 2024, issued by the Board of Governors of the Federal Reserve System

99.4	Consent Order Imposing Civil Money Penalty, dated October 10, 2024, issued by the Financial Crimes Enforcement Network

99.5	Plea Agreement, dated October 10, 2024, with the Department of Justice, Criminal Division, Money Laundering and Asset Recovery Section and the United States Attorney’s Office for the District of New Jersey

99.6	Plea Agreement, dated October 10, 2024, with the Department of Justice, Criminal Division, Money Laundering and Asset Recovery Section and the United States Attorney’s Office for the District of New Jersey

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

DATE: October 11, 2024	By:	/s/ Caroline Cook
		Name:	Caroline Cook
		Title:	Associate Vice President, Legal Treasury and Corporate Securities